Exhibit 99.1

FOR IMMEDIATE RELEASE

Newtek Business Services Launches Texas Capco

Submits $200 million in Irrevocable Funding Commitments

New York, May 23 – Newtek Business Services, Inc. (Nasdaq: NKBS - News) http://www.newtekbusinessservices.com), a direct distributor to the small to medium-sized business market, today announced the formation and establishment of Wilshire Texas Partners, the fifteenth Capco under its management. Newtek Business Services has since 1999 raised in excess of $200 million in proceeds from certified capital company offerings in the states of New York, Florida, Wisconsin, Louisiana, Colorado, Alabama and the District of Columbia.

Barry Sloane, Chairman and CEO of Newtek Business Services said, “We are pleased to have raised the maximum amount of irrevocable funding commitments from certified investors under Texas law and have submitted them to the State of Texas’s Special Program Administrator. We anticipate receiving our allocation from the state within 2 - 4 weeks. We look forward to developing and providing funding to a number of Texas-based businesses. As always, we are proud of our accomplishments in this business arena and are thrilled at our continued excellent performance.”

About Newtek Business Services, Inc.

Newtek Business Services, Inc. is a direct distributor to the small to medium-sized business market. According to the SBA, there are over 23 million small businesses in the United States which in total represent 99.7% of all employers, generate 60 - 80% of all new jobs annually and generate more than 50% of non-farm GDP. Since 1999, Newtek has helped these business owners realize their potential by providing them with the essential tools needed to manage and grow their businesses. Newtek and its affiliated companies focus on providing their current 45,000 customers with access to financial, management and technological resources that enable them to grow and better compete in today’s marketplace. Newtek’s products and services include:

•	Newtek Small Business Finance: U.S. government-guaranteed small business lending services;

•	Newtek Merchant Solutions: electronic merchant payment processing solutions;

•	Newtek Insurance Agency: commercial and personal insurance;

•	CrystalTech Web Hosting: domain registration, hosting and data storage;

•	Newtek Financial Information Systems: outsourced digital bookkeeping; and

•	Newtek Tax Services: tax filing, preparation and advisory services for small businesses.

The statements in this release may contain forward-looking statements relating to such matters as anticipated future business strategies and financial performance, anticipated future number of customers, business prospects, legislative developments and similar matters. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward- looking statements. In order to comply with the terms of the safe harbor, Newtek Business Services, Inc. notes that a variety of factors could cause its actual results to differ materially from the anticipated results expressed in the Company’s forward looking statements such as intensified competition and/or operating problems and their impact on revenues and profit margins or additional factors as described in Newtek Business Services’ 2004 annual report on Form 10-K.

Contacts:

Newtek Business Services

Barry Sloane

Chairman of the Board & CEO

212-356-9500

bsloane@newtekbusinessservices.com

Dave Gentry

Aurelius Consulting Group, Inc.

407-644-4256

dave@aurcg.com